

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2010

<u>Via U.S. Mail and Facsimile 904.301.4243</u>

William S. McCalmont
Chief Financial Officer
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, FL 32202

      Re: **The St. Joe Company**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 23, 2010
              Schedule 14A
              Filed March 29, 2010
              File No. 1-10466

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

Consolidated Results, page 32

Impairment Losses, page 34

1.   We note the significant impairment charge of $67.8 million incurred prior to the sale of Victoria Park. Please tell us the results and date of the previous impairment analysis regarding this property and the factors that led to such a significant decrease in the value during 2009.

2.   Given that final sales prices of inventory sold during the period is a significant input in determining the value of your substantially completed homes and homesites, please tell us the effect of the Victoria Park sale had on your current valuations.

Item 7. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

16. Employee Benefit Plans, page F-33

Pension Plan, page F-33

3.   We note that you purchased a group annuity contract in an amount of $101 million allowing you to transfer and settle $93 million of the pension's projected benefit obligation. Please tell us how such amounts reconcile to the $107.4 million amount included as a settlement reduction of the pension for both your projected benefit obligation and plan assets.

Item 14. Exhibits and Financial Statement Schedule

Index to Exhibits, page 57

4.   It appears that two of the exhibits that you have filed with, via incorporation by reference to, the Form 10-K and listed in the exhibit index omit certain other exhibits or schedules. Please explain to us why exhibits 10.1 and 10.5 have omissions from them of exhibits

and schedules that are part of the filed exhibits. Alternatively, file a complete copy of exhibits 10.1 and 10.5.

5.   We note your disclosure on page F-7 that approximately one-half of the wood harvested by you is sold under the long-term wood fiber supply agreement with the Smurfit-Stone Container Corporation. Please tell us what consideration you gave to including this supply agreement as an exhibit to the Form 10-K. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Information About the Nominees, page 7

6.   We note the disclosure in the second paragraph on page 7. For each director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person, on a person-by-person basis, should serve as a director. Please see Item 401(e) of Regulation S-K.

Oversight of Risk Management, page 19

7.   We note your disclosure in response to Item 402(s) of Regulation S-K that the Compensation Committee has reviewed the compensation policies and practices for your employees and has determined that they do not create risks that are reasonably likely to have a material adverse effect on you. Please tell us of the basis for your conclusion and describe the process you undertook to reach that conclusion.

IV. Executive Compensation and Other Information, page 24

Annual Performance-Based Bonuses, page 28

Mechanics of the Plan, page 28

8.   You disclose that in early 2009, you assigned each named executive a designated target award calculated as a percentage of the named executive's base salary. You state that the target awards, expressed as a percentage of base salary with the corresponding dollar amount, were as follows: Mr. Greene, 100% ($700,000); Mr. McCalmont, 75% ($300,000); Ms. Marx, 65% ($211,250); and Mr. Solomon, 50% ($145,750). Please also disclose why these specific percentages of base salary were chosen. Please provide this disclosure in future filings and tell us how you plan to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney-Advisor, at 202.551.3466 or Sonia Barros, Special Counsel, at 202.551.3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief